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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of December 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X       Form 40-F
                             -----               -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                   Yes                 No   X
                       -----              -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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RECORD DATE FOR VOTING RIGHTS EXERCISABLE AT THE GENERAL SHAREHOLDERS' MEETING
TO BE HELD IN MARCH 2005


Shinhan Financial Group (NYSE symbol: SHG) will close its shareholder registry from January 1, 2005 until the date of its shareholders meeting on March 2005. Shareholders that are registered in Shinhan Financial Group's shareholder registry as of December 31, 2004 will be entitled to exercise their voting rights at the annual general meeting of shareholders and to receive dividends for the 2004 fiscal year.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.



                                            By /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : December 15, 2004